FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No        X

Banco Santander, S.A.

Item

1	Material Fact dated July 27, 2017

Item 1

MATERIAL FACT

Banco Santander hereby advises that the presentation of the Grupo Santander 2017 1st Half Results will take place tomorrow, Friday 28th July 2017. For this purpose, a webcast presentation to analysts will be held at 10:00 hours (Madrid time), followed by a meeting with journalists at 12:00 hours.

Both events will take place at the Grupo Santander City in Boadilla del Monte (Madrid). The presentation to analysts can be followed via the Internet on the corporate website www.santander.com. Likewise, this presentation to analysts will be made public prior to its commencement via its notification to the CNMV and publication on the aforementioned corporate website.

Boadilla del Monte (Madrid), 27 July 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 27, 2017	By:	/s/ José García Cantera

Name: José García Cantera
Title: Chief Financial Officer